NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES SELLS TWO ASSETS FOR

NET PROCEEDS OF $182 MILLION

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33 South 6th Street / City Center, Minneapolis Sells for $205.5 Million

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KBR Tower, Houston Sells for $174.6 Million

NEW YORK, November 20, 2012 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) announced today the sale of two assets: the 33 South 6th Street / City Center property in Minneapolis and the KBR Tower office building in Houston, in which Brookfield sold its 50% interest along with joint venture partner KBR.

“These dispositions continue our active capital recycling program over the past two years in which we have sold seven mature or non-strategic assets and reinvested proceeds into higher-yielding strategic opportunities,” said Dennis Friedrich, chief executive officer of Brookfield Office Properties.

33 South 6th Street / Minneapolis City Center

Brookfield sold the 33 South 6th Street / Minneapolis City Center property in Minneapolis to Shorenstein Properties LLC on behalf of its tenth investment fund, Shorenstein Realty Investors Ten, L.P. for $205.5 million gross. Net proceeds to Brookfield were approximately $106 million.

The 50-story property contains 1.1 million square feet of office space, 370,000 square feet of retail space and 687 parking stalls. Target Corp. is the anchor tenant, renting 72% of office space under a lease that expires in December 2023. Overall, the property is 95% leased.

Eastdil Secured advised Brookfield in the sale of 33 South 6th Street / Minneapolis City Center.

KBR Tower, Houston

Brookfield, along with joint venture partner KBR Inc., sold the KBR Tower office building and adjacent garage in Houston to Corporate Property Associates 17-Global, a public non-traded REIT affiliate of W. P. Carey Inc. (NYSE: WPC)  for $174.6 million gross.  Brookfield’s U.S. Office Fund (in which Brookfield owns an 84% interest) had owned a 50% interest in the building through a joint venture with KBR. Net proceeds to Brookfield were approximately $76 million.

KBR Tower, located at 601 Jefferson St. in downtown Houston, contains 1.05 million square feet of headquarter office and retail space, with an adjacent 1,500-space garage. Brookfield acquired its stake in the 40-story tower as part of the Trizec portfolio in 2006.

KBR occupies 87% of its namesake tower, which is 99.8% leased.  In February 2010, KBR signed an industry-leading 20-year net lease renewal and expansion with Brookfield for 1.2 million square feet at KBR Tower and the adjacent 500 Jefferson St.

Allied Advisors LLC advised the joint venture in the sale of KBR Tower and arranged acquisition debt on behalf of the purchaser.

Brookfield retains a sizeable market share of class A office product in downtown Houston, with eight properties totaling 8.4 million square feet.

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About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 112 properties totaling 78 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and Brookfield Place in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications

(212) 417-7215; melissa.coley@brookfield.com